Exhibit 10(F)

Carpenter Technology Corporation PO Box 14662 Reading, PA 19612-4662 Tel: 610.208.2000

August 13, 2010

Via E-Mail

Re:	Employment as VP, General Counsel & Secretary

Dear James Dee,

On behalf of Carpenter Technology Corporation (the “Company”), we are pleased to confirm our offer to employ you on the terms below stated.

Title and Reporting	You will serve as the Company’s VP, General Counsel & Secretary, reporting directly to the President & CEO.

Start Date	September 13, 2010, or such other date agreed between you and the Company.

Annual Base Salary	$300,000

Annual Bonus	You will be eligible to participate in the Company’s Executive Bonus Compensation Plan, or such successor arrangement (if any) as the Board may from time to time establish. Your target annual bonus opportunity for the fiscal year ending June 30, 2011 will be 50% of your annual base salary received during the fiscal year. Zero to 200% of target will be earned based on achievement of Return on Net Assets (RONA), Operating Income, Revenue, On-Time Delivery and Safety performance objectives during the fiscal year ending June 30, 2011. The relevant corporate performance objectives are determined by the Board or its Human Resources Committee each fiscal year.

Annual Equity Awards

The Company generally makes equity awards to its senior executives annually. The terms of those awards are determined by the Board or its Human Resources Committee. You will receive the following equity incentives for fiscal year 2011:

1) A non-qualified stock option to purchase common stock of the Company with a grant date fair value, as determined by the Company, equal to $62,500. The number of stock options will be determined by using Black-Scholes valuation, which is based on the strike price on the grant date. The exercise price of this option will be the closing price of the Company’s common stock on the grant date. This option will vest and become exercisable as follows: 1/3 per year on each of the first, second and third anniversaries of the grant date, subject in each case to your continued service through the applicable vesting date.

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The grant date for your stock option award will be your start date. You will receive an award agreement setting forth the number of options granted, the exercise price and vesting terms after your start date.

2) A one-year performance unit opportunity that, at target levels of performance, will result in the grant of 2,504 units that convert to common stock of the Company on a 1:1 basis. Zero to 200% of these units will be earned based on the achievement of Earnings Per Share (EPS) performance objectives during the fiscal year ending June 30, 2011 and, to the extent earned, will vest as follows:  1/2 per year on each of June 30, 2012 and June 30, 2013, subject in each case to your continued service through the applicable vesting date. The relevant corporate performance objectives are determined by the Board or its Human Resources Committee each fiscal year.

3) A three-year performance unit opportunity that, at target levels of performance, will result in the grant of 2,861 shares of common stock of the Company. Zero to 200% of these units will be earned based on your continued service and the achievement of Total Shareholder Return (TSR) performance objectives during the three year period ending June 30, 2013. The shares subject to the award will only be issued, if at all, once earned and will be fully vested upon issuance. The relevant corporate performance objectives will be determined by the Board or its Human Resources Committee each fiscal year.

Employee Benefits

You will be eligible to participate in the employee benefit programs applicable to our salaried employees generally. Under current programs, this would include in your case $300,000 of Company-paid group term life insurance and Accidental Death & Dismemberment, and an opportunity to purchase, at your own cost, supplemental term life insurance coverage.[1]

In addition, you will be eligible to participate in the Deferred Compensation Plan for Officers and Key Employees of Carpenter Technology Corporation and three excess benefit plans maintained for certain Company employees whose qualified plan benefits are curtailed by Internal Revenue Code (“Code”) limits. The Company reserves the right to amend, modify or terminate all these plans and programs at any time, in its discretion.

[1]	At present, the maximum supplemental term life insurance coverage available is the lesser of (i) four times base salary or (ii) $2,000,000 less the basic Company-paid coverage amount.

Your full year vacation entitlement will be 5 weeks. For calendar year 2010, you will receive a prorated amount of 2 weeks.

Except as herein provided, or as may be hereafter approved by the Board or its Human Resources Committee, you will not be entitled to further compensation or benefits. For avoidance of doubt, you will not be eligible to participate in the Supplemental Retirement Plan for Executives of Carpenter Technology Corporation.

Relocation Benefits	Within 24 months of your start date, you will be expected to relocate your primary residence to the general vicinity of the Company’s principal executive offices. To facilitate this, you will be entitled to the relocation benefits described in the Executive Relocation Policy attached hereto as Exhibit A. Exceptions to the policy will be made to (1) extend the period within which the move must take place to 24 months from your hire date, and (2) remove the $1.0 million home value maximum provided for under the BVO Home Sale Program.

Executive Severance Plan	Your employment by the Company is “at will” and may be terminated by the Company or by you at any time. However, if your employment terminates due to a termination by the Company without “cause” or a resignation by you with “good reason” (each, as defined in the attached Plan document), you will be entitled to receive the severance benefits included in the Severance Pay Plan for Executives of Carpenter Technology Corporation attached hereto as Exhibit B.

Change in Control Severance	You will be entitled to severance benefits in the event of a change in control, details of which will be provided to you after your start date. For avoidance of doubt, benefits under this section will be in lieu of, not in addition to, the severance benefits described in the Severance Pay Plan for Executives of Carpenter Technology Corporation.

Intellectual Property, Confidentiality and Restrictive Covenants	In your capacity as VP, General Counsel & Secretary, you will be exposed to the Company’s most sensitive and proprietary information and technology, and will be provided with access to the Company’s most valuable and carefully cultivated business relationships. Accordingly, your employment is conditioned upon your execution of the Intellectual Property, Confidentiality and Restrictive Covenant Agreement attached hereto as Exhibit C.

Indemnification	To address your right to indemnification for acts performed in your capacity as an Officer, the Company will enter into an Indemnification Agreement with you substantially in the form attached hereto as Exhibit D.

Miscellaneous

You represent and warrant that there are no restrictions, agreements or understandings whatsoever that would prevent or make unlawful your execution of this letter, that would be inconsistent or in conflict with this letter or your obligations hereunder, or that would otherwise prevent, limit or impair your ability to be employed by the Company. Your ownership of or transactions in securities of the Company will be subject to the Company’s insider trading policies and stock ownership guidelines from time to time in effect.

Reimbursement by the Company of any expense will be subject to Company policies and practices in effect from time to time and will be further subject to the requirements of Treas. Reg. §§ 1.409A-3(i)(1)(iv)(A)(3), (4) and (5).

Any payment or transfer of property to you will be subject to tax withholding to the extent required by applicable law.

This letter constitutes our entire agreement and understanding regarding the matters addressed herein, and merges and supersedes all prior or contemporaneous discussions, agreements, and understandings of every nature between us regarding these matters.

This letter will be governed by, and enforced in accordance with, the laws of the State of Delaware, without regard to the application of the principles of conflicts of laws.

This offer of employment is contingent upon your successfully meeting all of Carpenter’s terms of employment. Among those is a pre-employment physical examination and providing documentation that verifies compliance with the Immigration Reform Act of 1986.

To acknowledge your consent to and agreement with the foregoing, please execute and date this letter in the space provided below and return an executed copy to me. This letter may be signed in multiple counterparts, each of which will be deemed an original, and all of which together will constitute a single instrument.

Sincerely, CARPENTER TECHNOLOGY CORPORATION

By:	/S/ WILLIAM A. WULFSOHN
William A. Wulfsohn President & CEO

Acknowledged and agreed on this

19 day of August, 2010:

/S/ JAMES DEE
James Dee